UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

AFFINITY GAMING

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

Not Applicable

 (CUSIP Number)

Frederick H. Fogel
Silver Point Capital, L.P.
2 Greenwich Plaza, First Floor
Greenwich, CT 06830
203-542-4200

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2013

 (Date of Event Which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP NO. Not Applicable
1		NAMES OF REPORTING PERSONS
SPH Manager, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO, WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
5,047,636
	8	SHARED VOTING POWER*
-0-
	9	SOLE DISPOSITIVE POWER*
5,047,636
	10	SHARED DISPOSITIVE POWER* -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
5,047,636
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
24.9% (1)
14		TYPE OF REPORTING PERSON
IA, PN
*See Item 5.

1
The percentages used herein and in the rest of this Schedule 13D/A are calculated based upon 20,226,833 outstanding common units as of September 30, 2012, as reported on the Issuer’s Form 10-Q filed on November 14, 2012.

SCHEDULE 13D

CUSIP NO. Not Applicable
1		NAMES OF REPORTING PERSONS
Edward A. Mulé

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO, WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
5,047,636
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,047,636
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
5,047,636
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
24.9% (1)
14		TYPE OF REPORTING PERSON
IN
*See Item 5.

 SCHEDULE 13D

CUSIP NO. Not Applicable
1		NAMES OF REPORTING PERSONS
Robert J. O’Shea

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO, WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
5,047,636
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,047,636
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
5,047,636
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11) *
24.9% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
*See Item 5.

    This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on May 7, 2012, as amended by Amendment No. 1 filed by the Reporting Persons on October 31, 2012, Amendment No. 2 filed by the Reporting Persons on November 5, 2012 and Amendment No. 3 filed by the Reporting Persons on December 14, 2012 (as amended as of the date hereof, the “Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 4 shall have the meaning assigned to such term in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On February 11, 2013, Z Capital Partners, L.L.C. (“Z Capital”) and certain related persons filed an amendment to their Statement on Schedule 13D with respect the Issuer’s securities that included a copy of a letter to the Issuer’s board of directors (the “Board’) pursuant to which Z Capital proposed  to acquire all of the outstanding common shares of the Issuer that are not already owned by Z Capital at a purchase price of $14.00 per share.

From February 15, 2013 through February 18, 2013, representatives of the Reporting Persons had several telephone conversations with representatives of the Issuer.  In those conversations, a representative of the Reporting Persons noted that, in light of the Z Capital proposal, the Reporting Persons believed it was critical for the Issuer to establish a process in response to the proposal that takes into account the perspectives and expertise of the Issuer’s other leading shareholders.  In this regard, the representative of the Reporting Persons stated that it would be appropriate for the Issuer to expand the Board to include two additional directors recommended by the Issuer’s largest shareholders.  The representative of the Reporting Persons suggested that at least one of such additional directors should be a candidate recommended by the Reporting Persons.  A representative of the Reporting Persons also indicated that the Reporting Persons had concerns about certain of the terms of the Company’s recent conversion from a limited liability company to a corporation, including as to whether such conversion complied with the requirement of the Company’s prior limited liability company agreement that any such conversion preserve governance and other rights of the holders of the Company’s equity securities.

A representative of the Issuer subsequently advised a representative of the Reporting Persons that the Board had considered the Reporting Persons’ request to appoint additional directors to the Board and the Board had determined not to do so at this time.  The representative of the Issuer indicated that the Reporting Persons would have the right to nominate directors at the next annual meeting of the Issuer, which the representative of the Issuer indicated would be held in May 2013.

The Reporting Persons are considering the Issuer’s response and evaluating their alternatives.

Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the common shares, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

 Item 4 above summarizes certain conversations with the Issuer regarding the composition of the Board and certain terms of the Company’s recent conversion from a limited liability company to a corporation.  As of this date, these discussions have not resulted in any contracts, arrangements, understandings or relationships with the Issuer, any shareholder of the Issuer or any other person with respect to such matters.

Item 7.  Material to be filed as Exhibits

Exhibit 7.01: Joint Filing Agreement, dated February 19, 2013.

SIGNATURES

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:   February 19, 2013

SPH MANAGER, LLC

By:	/s/ Edward A. Mulé
Name: Edward A. Mulé
Title: Member

EDWARD A. MULÉ /s/ Edward A. Mulé
ROBERT J. O’SHEA /s/ Robert J. O’Shea